UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ServiceSource International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81763U 10 0

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 81763U 10 0	Page 2 of 5

1.	Name of reporting person. Michael A. Smerklo
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially by owned by each reporting person with:	5.	Sole voting power 4,139,304
	6.	Shared voting power 0
	7.	Sole dispositive power 3,989,304
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 4,139,304(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 4.9% (2)
12.	Type of reporting person (see instructions) IN

(1)	Includes (i) 75,000 shares of Common Stock held of record by the Reporting Person; (ii) 225,000 shares of restricted Common Stock held of record by the Reporting Person of which 75,000 shares vest and become issuable within 60 days of December 31, 2013; (iii) 939,954 shares of Common Stock held of record by the Reporting Person as trustee for The True North Trust dated July 25, 2008; (iv) 231,440 shares of Common Stock held of record by the Reporting Person as trustee of the 2010 Michael Smerklo Grantor Retained Annuity Trust dated November 23, 2010; and (v) 2,667,910 shares of Common Stock that are issuable to the Reporting Person upon exercise of outstanding options within 60 days of December 31, 2013.
(2)	Based on 81,906,411 shares of the Issuer’s Common Stock outstanding as of December 31, 2013.

Item 1.

(a)	Name of Issuer:

ServiceSource International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

634 Second Street

San Francisco, CA 94107

Item 2.

(a)	Name of Person Filing:

Michael A. Smerklo

(b)	Address of Principal Business Office or, if none, Residence:

c/o ServiceSource International, Inc.

634 Second Street

San Francisco, CA 94107

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 81763U 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (i) 75,000 shares of Common Stock held of record by the Reporting Person; (ii) 225,000 shares of restricted Common Stock held of record by the Reporting Person of which 75,000 shares vest and become issuable within 60 days of December 31, 2013; (iii) 939,954 shares of Common Stock held of record by the Reporting Person as trustee for The True North Trust dated July 25, 2008; (iv) 231,440 shares of Common Stock held of record by the Reporting Person as trustee of the 2010 Michael Smerklo Grantor Retained Annuity Trust dated November 23, 2010; and (v) 2,667,910 shares of Common Stock that are issuable to the Reporting Person upon exercise of outstanding options within 60 days of December 31, 2013.

(b)	Percent of class: 4.9%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	4,139,304

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	3,989,304

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)	Based on 81,906,411 shares of the Issuer’s Common Stock outstanding as of December 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014

Date

/s/ Michael A. Smerklo

Michael A. Smerklo